EXHIBIT 1

Clinton Group Rejects ValueVision's Second Attempt To Delay Special Meeting Of Shareholders

Calls Board's Latest Delay Tactic "Shameful"

NEW YORK, Nov. 18, 2013 /PRNewswire/ -- Clinton Group, Inc., which together with its affiliates and members of its group ("Clinton Group"), owns more than 10% of the outstanding stock of ValueVision Media, Inc. (Nasdaq: VVTV) ("ValueVision" or the "Company"), today announced that it has sent a letter to the Chairman of the Board of Directors of ValueVision (the "Board") disputing the alleged deficiencies in its submissions to the Company and demanding a Special Meeting of Shareholders on the time frame provided under Minnesota law.

Earlier this month, Clinton Group filed a notice with the Company calling for a Special Meeting of shareholders at which shareholders would have the chance to consider Clinton Group's proposals to remove a majority of the ValueVision directors; expand the Board of Directors to nine members and elect seven independent director nominees that Clinton Group believes can assist ValueVision develop and implement a new growth strategy and select an executive team capable of executing that strategy.

Clinton Group noted that ValueVision contacted the Clinton Group and attempted to get a voluntary delay of the Special Meeting two weeks ago. When Clinton Group rejected the Company's request for such a delay, ValueVision (with the help of seven separate professional services firms) announced that it had discovered trivial "deficiencies" – such as a missing digit on a zip code – in Clinton Group's 150+ page submission. In a press release last Friday, ValueVision claimed these deficiencies allow it to ignore binding Minnesota law and set a Special Meeting whenever the Board desires.

"This is a shocking disregard for shareholder rights," said Gregory P. Taxin, President of the Clinton Group. "There is no dispute that we own and can vote more than 10% of ValueVision's shares, which is what is required under Minnesota law to call a Special Meeting of Shareholders. The only deficiency in our voluminous submissions appears to be a missing digit on a zip code. Instead of focusing on creating value for all shareholders, it is clear the Board would prefer to delay this meeting as long as possible. There is simply no justification under Minnesota law for ignoring our demand or the schedule dictated by the binding law."

In a letter sent to the Chairman of the Board today, the Clinton Group also noted that ValueVision has now essentially admitted that its Board is inadequate and that it needs to find additional directors in an "accelerated" process. The Clinton Group called upon the Board to install the independent nominees that Clinton Group has already recruited (including the former CEO of HSN; the former CFO and President of HSN; the former Senior Vice President of Marketing for QVC; Sony Music's former CEO, Tommy Mottola; Charming Shoppes' former CEO; a media investment banker; and Fremantle N.A.'s CEO) and to "call off the lawyers, investment bankers, publicists, proxy solicitors, investor relations professionals and executive recruiters."

A complete copy of the Clinton Group's letter is below:

[Clinton Group Letterhead]

November 18, 2013

Mr. Randy S. Ronning
Chairman
ValueVision Media Inc.
6740 Shady Oak Road
Eden Prairie, MN  55344

           Re:         Your Expensive Attempts to Deny Shareholder Rights and Entrench the Board

Dear Mr. Ronning:

Clinton Group, Inc., its affiliates and members of its group (the "Clinton Group") collectively own more than 10% of the stock of ValueVision Media Inc. (the "Company" or "ValueVision"), making us the second largest owner of the Company.

As you know, we are seeking the removal of a majority of the Board of Directors (the "Board") and the election of seven independent and highly qualified nominees (the "Nominees"). We believe the business has been mismanaged and that it can be an extremely profitable and valuable enterprise if only its uncommon asset were used well by management.

You and your fellow directors are our fiduciaries. We understand that you believe you are doing a good job, despite the hundred million dollars in losses incurred, and shrinking market share, during your tenure as Chairman. We respectfully disagree with your self-assessment and have a right under Minnesota law to seek your removal and replacement with the consent of our fellow shareholders. Given your latest actions, you seem intent on spending millions of the Company's dollars – that is, our money – to delay such an action by shareholders and prolong your tenure in the $312,000 per year Chairmanship.

How shameful.

We are emboldened to know, however, that all the delay tactics your team – consisting now of two national law firms, an investment bank, a proxy solicitor, a public relations firm, an investor relations firm and an executive recruiter – can dream up cannot prevent the inevitable vote. Eventually, shareholders get to decide whom they want to serve as their fiduciaries. The harder you fight holding a timely vote, the lower your chances of surviving that vote. In our experience, shareholders do not much appreciate directors that toy with the shareholder franchise in blatant attempts to hold on to power and their excessive director fees.

But given your seeming desire to remain Chairman as long as possible, I can only imagine how thrilled you were to receive the call from your lawyers – after they racked up what must have been tens or hundreds of thousands of dollars in bills we and our fellow shareholders will have to pay – informing you they had found some technical, trifling reasons to deny us, the undisputed owner of more than 10% of the Company's stock, our right to call a Special Meeting. Tell me: Was your enthusiasm lessened when you learned that the putative reason for denying shareholders a right to vote on your continued tenure as their fiduciary was that we failed to provide (in one place in our 150+ page submission) the full zip code for our office because a paralegal accidentally truncated that number to four digits? (In her letter to us pointing out this mistake, the Company's General Counsel is so giddy about finding this typo – "Eureka!" – that she underlines the obscure portion of Minnesota law that defines an "address" as something that "include[s] a zip code.")

Admittedly, that is not the only foible in our submission your expensive professionals claim to have discovered. There is also the supposedly earth shattering matter of us addressing one of the two letters to the wrong ValueVision executive. (We didn't.) Or the one where you claim we put some information in only one of our two simultaneous submissions and you believe it should be in both documents. Hogwash.

Perhaps most entertaining is your claim that our real aim in seeking to replace a majority of the Board and the Chief Executive, after you have presided over millions in operating losses and significant under-performance relative to the Company's peers, is so that we could have the privilege of investing in the Company at a significant premium to the stock price. Our October 30, 2013 letter could not be clearer on this point. We said that if the current Board would approve an investment, we would be willing to make one to demonstrate our conviction that the changes we were proposing would enhance the value of the stock. We specifically conditioned our offer on the approval of thecurrent Board and made the offer as a way to further convince the Board to voluntarily cede power. By rejecting our offer, you have not only demonstrated again the Board's willingness to trade shareholder value (in this case in the form of a significant premium) for elongating its own tenure, you have also precluded us from achieving the rapid upgrade in personnel we sought without the distraction or expense of a proxy fight. Given your seemingly tireless efforts to extend your tenure, we are no longer willing to make such an investment and will not seek or accept any investment directly into the Company in the future with this Board or any other. (We also note that we are disabled from making such an investment for at least four years by Minnesota law now that we own more than 10% of the stock and so we could not make an investment in the Company even if we wanted to.) We believe being the Company's second largest owner demonstrates enough conviction.

Also bogus is your claim that we do not have the power to vote at least 10% of the stock. We provided you, voluntarily, with brokerage statements showing our ownership stake. There can be no reasonable dispute that we have the power to instruct our custodians how to vote and that they will, in fact, follow our instructions as they are contractually bound to do. If we say "vote yes," they will vote yes. In fact, the entire proxy voting system in the United States operates on this basis and nothing about Minnesota law affects our contractual power to vote our shares at the Company's shareholder meetings or any other shareholder meeting. Our lawyers will be in touch on this technical point and, if you so demand, we will have it adjudicated by a court.

That being said, we have heard you loud and clear. First you asked us to voluntarily delay the Special Meeting. When we rejected that request, you drummed up flimsy excuses to justify your own delay of it. It appears you intend, through any means – legitimate, technical or petty – devised by the Company's professional advisory firms to deny shareholders their legitimate rights to a timely meeting. In your press release, you have seemingly agreed to hold a meeting in the middle of March – six weeks after the statutory deadline – although your counsel has informed us the Company refuses to legally commit to such a meeting. It is clear you want a delay, and you want complete discretion to postpone or move any meeting, in spite of the strictures of binding Minnesota law.

We suspect we know why. We surmise your many advisors have convinced you that in a head-to-head proxy fight between the Company's existing board and the independent nominees we have recruited, that the incumbents would not fare well. Indeed, you essentially admit as much in the Company's press release, where you note that you have hired yet another professional services firm to assist you in locating new directors. It is too bad you did not have the foresight to recognize the inadequacy of the Board prior to now, for shareholders would have been better off and we could all have avoided this fight. Instead, you have just now turned your attention to recruiting an appropriate Board; your insistence on a delay of the Special Meeting appears borne out of a need for time to recruit, finally, adequate board members, Minnesota law be damned.

While we appreciate all – even belated – efforts to improve the group of fiduciaries that work on our behalf on the boards of companies we own, in this instance we have already done the work for you: We have recruited a world-class group of independent nominees that are substantially more qualified than the sitting directors and, I believe, significantly better than the Boards of any peer company. While I know they are not directors that you have personally chosen – and therefore perhaps they are suspect in your mind – they bring decades of successful experience in the home shopping, online commerce, merchandising, retailing and media and entertainment fields as senior executives and Board members. And, they are ready to begin working tomorrow on behalf of all shareholders.

Randy, we do not need to wait until March and the shareholders do not need to incur significant executive search fees. Let's face it: You've admitted your current Board needs to be augmented and that it would likely lose to the independent nominees we have selected. For the good of all shareholders, let's just agree to get our nominees working now. Call off the lawyers, investment bankers, publicists, proxy solicitors, investor relations professionals and executive recruiters (and all their unavailing and flimsy delay tactics) and do the right thing as a fiduciary: Put in place the strong Board we have recruited. It, in turn, can quickly replace the under-performing management team. At a minimum, you should hold the Special Meeting we have called in the timeframe required under Minnesota law.

I suspect, given what we have seen so far, that you will reject these sensible approaches in favor of further combat. All shareholders will be worse off for that. Perhaps that does not bother you as much as the thought of losing your lucrative Chairmanship.

Sincerely,

//s//

Gregory P. Taxin
President

cc:         Board of Directors, ValueVision Media

Clinton Group, Inc. and certain of its affiliates, officers and employees intend to make a preliminary filing with the United States Securities and Exchange Commission ("SEC") of a proxy solicitation statement to be used to solicit proxies for the removal of a majority of the directors from the Board, the expansion of the size of the Board and the election of new individuals to the Board, among other things.

This communication is not a proxy solicitation, which may be done only pursuant to a definitive written proxy statement.

About Clinton Group,Inc.

Clinton Group, Inc. is a diversified asset management firm that is a Registered Investment Advisor. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

CLINTON SPOTLIGHT MASTER FUND, L.P., CLINTON MAGNOLIA MASTER FUND, LTD., CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, GEH CAPITAL, INC., CHANNEL COMMERCE PARTNERS, L.P., CLINTON GROUP, INC., GEORGE E. HALL (COLLECTIVELY, "CLINTON"), CANNELL CAPITAL LLC, TRISTAN OFFSHORE FUND, LTD., TRISTAN PARTNERS, L.P., CUTTYHUNK II FUND LLC, TONGA PARTNERS, L.P. AND J. CARLO CANNELL (COLLECTIVELY, "CANNELL") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES FROM THE STOCKHOLDERS OF VALUEVISION MEDIA, INC. ("VALUEVISION") IN CONNECTION WITH THE SPECIAL MEETING OF STOCKHOLDERS OF VALUEVISION REQUESTED BY CERTAIN OF THE PARTICIPANTS (AS DEFINED BELOW). ALL STOCKHOLDERS OF VALUEVISION ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF

PROXIES FROM THE STOCKHOLDERS OF VALUEVISION BY CLINTON, CANNELL, THOMAS DAVID BEERS, DORRIT M. BERN, MARK BOZEK, MELISSA B. FISHER, THOMAS D. MOTTOLA, ROBERT ROSENBLATT AND FRED SIEGEL (COLLECTIVELY, THE "PARTICIPANTS") WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF VALUEVISION AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, CLINTON WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD (WHEN AVAILABLE) WITHOUT CHARGE UPON REQUEST.

CONTACT: Connie Laux, Clinton Group, Inc., +1-212-825-0400 or Bruce H. Goldfarb/Lydia Mulyk, Okapi Partners LLC, +1-212-297-0720.